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                                                                    Exhibit 99.1
[LOGO OF AEGON APPEARS HERE]

                                                                          929624
                                                                   PRESS RELEASE

KARLA M.H. PEIJS STEPS DOWN FROM AEGON N.V. SUPERVISORY BOARD


With great regret the Supervisory Board and the Executive Board of AEGON N.V. have taken notice of the resignation of Ms Karla M.H. Peijs from the AEGON N.V. Supervisory Board as from 27 May 2003. Ms Peijs has been appointed as Minister of the Ministery for Transport and Watermanagement in the Dutch Government as per today.

Karla Peijs has been a member of AEGON N.V.'s Supervisory Board since 1992. Her current term would officially end in 2004. Within the Supervisory Board Karla Peijs was a member of the Nominating Committee. The Supervisory Board is indebted to Karla Peijs and sincerely thanks her for her contributions to the Board and wishes her succes in her new position. AEGON N.V. will consider the position of the vacancy as a result of the resignation in the Supervisory Board.

The Hague, 27 May 2003

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